SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Pinnacle Entertainment, Inc.
(Name of Issuer)

Common Stock, $0.10 par value
(Title of Class of Securities)

723456109
(CUSIP Number)

David Rosewater Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 9, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 10 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 723456109	SCHEDULE 13D/A	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Orange Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,939,012 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,939,012 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,939,012 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9% (see Item 5)
14	TYPE OF REPORTING PERSON OO; IA

CUSIP No. 723456109	SCHEDULE 13D/A	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON Orange Capital Master I, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,939,012 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,939,012 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,939,012 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9% (see Item 5)
14	TYPE OF REPORTING PERSON CO

CUSIP No. 723456109	SCHEDULE 13D/A	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON Daniel Lewis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,939,012 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,939,012 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,939,012 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9% (see Item 5)
14	TYPE OF REPORTING PERSON IN; HC

CUSIP No. 723456109	SCHEDULE 13D/A	Page 5 of 9 Pages

This Amendment No. 2 ("Amendment No. 2") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on April 21, 2014 (the "Original Schedule 13D") and Amendment No. 1 to the Schedule 13D filed with the SEC on July 25, 2015 (“Amendment No. 1” and together with this Amendment No. 2 and the Original Schedule 13D, the "Schedule 13D") with respect to the shares of common stock, $0.10 par value (the "Common Stock"), of Pinnacle Entertainment, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D. This Amendment No. 2 amends Items 3, 4, 5, 6 and 7 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The first sentence of Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons used approximately $71,659,000.00 (including brokerage commissions) in the aggregate to purchase the shares of Common Stock reported in this Schedule 13D.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On March 9, 2015, the Reporting Persons issued a press release (the "March 9 Press Release") announcing that the Reporting Persons are encouraged by Gaming and Leisure Properties, Inc.’s (“GLPI”) offer to purchase of the Issuer’s real estate assets (“Pinnacle PropCo”). Further, the March 9 Press Release stated that the Reporting Persons believe that the board of directors of the Issuer should immediately engage with GLPI, but that the Reporting Persons believe that the proposed acquisition multiple of 11.3x Pinnacle PropCo EBITDA dramatically undervalues Pinnacle PropCo, as each multiple turn equates to approximately $5.70 per share of Common Stock. The foregoing summary of the March 9 Press Release is qualified in its entirety by reference to the full text of the March 9 Press Release, a copy of which is attached as Exhibit 4 to this Schedule 13D and is incorporated by reference herein.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

Paragraphs (a) and (c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) The aggregate number and percentage of shares of Common Stock to which this Schedule 13D relates is 2,939,012 shares of Common Stock, constituting approximately 4.9% of the Issuer's currently outstanding Common Stock. The aggregate number and percentage of shares of Common Stock reported herein are based upon the 60,244,891 shares of Common Stock outstanding as of February 26, 2015, as reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2014, filed with the Securities and Exchange Commission on March 2, 2015.

CUSIP No. 723456109	SCHEDULE 13D/A	Page 6 of 9 Pages

Pursuant to the Long Call Options (as defined below), the Reporting Persons have economic exposure to 200,000 notional shares of Common Stock, constituting approximately 0.3% of the outstanding shares of Common Stock, as more fully described in Item 6 of this Schedule 13D. The Reporting Persons may also be deemed to beneficially own an additional 388,227 shares of Common Stock, representing approximately 0.6% of the Issuer’s outstanding Common Stock, which shares may be held for hedging purposes by counterparties to cash-settled total return swaps to which the Reporting Persons are parties (the “Swaps”), as further described in Item 6 of this Schedule 13D. When taking into account the Long Call Options and Swaps, in addition to the 2,939,012 shares of Common Stock that are beneficially owned by the Reporting Persons, the Reporting Persons have combined voting power and economic exposure in the Issuer of approximately 4.9% and 5.9%, respectively, of the Common Stock.

The Swaps and cash-settled call options (including the Long Call Options) do not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparties thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership of securities that may be referenced in such contracts or that may be held from time to time by any counterparties to the contracts.

(c) Appendix B hereto (which is incorporated by reference in this Item 5 as if restated in full herein) sets forth all transactions with respect to the Common Stock effected during the past 60 days by the Reporting Persons.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Between February 19, 2015 and March 9, 2015, Orange Capital bought and sold call options, which resulted in a long call position on 200,000 shares of the Common Stock from Morgan Stanley & Co. International plc ("Morgan Stanley") with a strike price of $26.00 per share and an expiration date of June 19, 2015 (the “Long Call Options”). The Long Call Options constitute economic exposure to 200,000 shares of Common Stock, or approximately 0.3% of the outstanding shares of Common Stock. In addition, between February 19, 2015 and March 9, 2015, Orange Capital bought and sold call options, which resulted in a short call position on 200,000 shares of the Common Stock, from Morgan Stanley with a strike price of $29.00 per share, and an expiration date of June 19, 2015. The foregoing call options can only be settled for cash.

Between July 7, 2014 and November 11, 2014, Orange Capital entered into contractual agreements with Morgan Stanley with regard to the Swaps that reference shares of Common Stock. As of the date hereof, the Swaps constitute economic exposure to 388,227 shares of Common Stock, or approximately 0.6% of the shares of Common Stock outstanding and have an expiration date of November 16, 2015.

CUSIP No. 723456109	SCHEDULE 13D/A	Page 7 of 9 Pages

The Swaps and cash-settled call options (including the Long Call Options) do not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparties thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership of securities that may be referenced in such contracts or that may be held from time to time by any counterparties to the contracts. However, the Reporting Persons may be deemed to beneficially own shares of Common Stock of the Issuer that may be held for hedging purposes by counterparties to the Swaps.

Other than the Joint Filing Agreement and the cash-settled call options (including the Long Call Options) described herein, the Reporting Persons have no contracts, arrangements, understandings or relationships with any persons with respect to securities of the Issuer.

Item 7.	EXHIBITS

Exhibit	Description
4	Press Release, dated March 9, 2015

CUSIP No. 723456109	SCHEDULE 13D/A	Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 11, 2015

ORANGE CAPITAL, LLC

By:	/s/ Daniel Lewis
Name: Daniel Lewis
Title: Managing Member

ORANGE CAPITAL MASTER I, LTD.

By:	/s/ Russell Hoffman
Name: Russell Hoffman
Title: Director

/s/ Daniel Lewis
Daniel Lewis

CUSIP No. 723456109	SCHEDULE 13D/A	Page 9 of 9 Pages

Appendix B

TRANSACTIONS IN THE COMMON STOCK EFFECTED BY THE REPORTING PERSONS DURING THE PAST 60 DAYS

The following table sets forth all transactions with respect to the shares effected during the past 60 days by any of the Reporting Persons.  Except as otherwise noted, all such transactions in the table were effected in the open market, and the table includes commissions paid in per share prices.

Date of Transaction	Shares Purchased (Sold)	Price per Share ($)
2/19/2015	27,000	26.05
2/19/2015	50,000	26.03
2/19/2015	(77,000)	26.00
3/9/2015	37,000	31.797
3/10/2015	225,000	33.3305
3/11/2015	99,656	33.4772